EXHIBIT 99.1

NXT Energy Solutions Amends Financial Statements to Correct Clerical Error

CALGARY, Alberta, May 03, 2021 (GLOBE NEWSWIRE) -- NXT Energy Solutions Inc. (“NXT” or the “Company”) (TSX:SFD; OTC QB:NSFDF) reports that it has filed amended consolidated financial statements for the years ended December 31, 2020, 2019 and 2018 with all instances of the word “unaudited” having been removed, and clerical errors in two headings having been corrected, as follows:

  the heading “Condensed Consolidated Interim Statements of Cash Flows” has been corrected to read “Consolidated Statements of Cash Flows”; and
  the heading “Condensed Consolidated Interim Statements of Shareholders Equity” has been corrected to read “Consolidated Statements of Shareholders’ Equity”.

There are no other changes.

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary SFD® survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify traps and reservoirs with exploration potential. The SFD® survey system enables our clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT Energy Solutions Inc. NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Contact Information

For investor and media inquiries please contact:

Mr. Eugene Woychyshyn	Mr. George Liszicasz
VP of Finance & CFO	President & CEO
302-3320 17th Avenue SW Calgary, AB, T3E 0B4	302-3320 17th Avenue SW Calgary, AB, T3E 0B4
+1-403-206-0805	+1-403-206-0800
nxt_info@nxtenergy.com	nxt_info@nxtenergy.com
www.nxtenergy.com	www.nxtenergy.com